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                            May 18, 2022

       Toni Y. Hickey
       Chief Legal Officer and Corporate Secretary
       FILT Red, Inc.
       26 Century Boulevard
       Nashville, Tennessee 37214

                                                        Re: FILT Red, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed April 21,
2022
                                                            CIK No. 0001921963

       Dear Ms. Hickey:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted April 21, 2022

       Cover Page

   1. Please revise your prospectus cover page to disclose the percentage of voting power held by Cummins Inc.
following the offering.
       Prospectus Summary, page 1

   2. We note your disclosure that you have "strong relationships" with leading OEMs, including CNH
Industrial, Cummins, Daimler, Foton, Komatsu, Navistar, PACCAR/DAF
                                                        and Volvo. Both in the
Prospectus Summary and the Business section, where appropriate, please clarify the
nature of the relationship between FILT Red, Inc. and the OEMs, including whether the
relationships are represented by a written agreement and the nature
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         of the obligations of the parties.
Risk Factors, page 17

3. On page 18 you state that you are exposed to supply chain risk. Please disclose whether and how your business segments, products, lines of service, projects, or operations have been materially impacted by supply chain disruptions. For example, discuss whether you have:
             Suspended the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;
             Experienced labor shortages that have impacted your business; Experienced higher costs due to increased commodity prices, challenges sourcing
             materials or constrained capacity at various points in the supply chain;
             Experienced surges or declines in consumer demand for which you are unable to adequately adjust your supply; or
             Been unable to supply products at competitive prices or at all due to sanctions, tariffs, trade barriers, or political or trade tensions among countries. Also revise to describe specifically the actions you planned or taken in response to these
         events or risks.
4. To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia's invasion of Ukraine and whether you have taken actions to mitigate such potential risks.
5. We note that as of March 17, 2022 the Cummins Board of Directors decided to suspend all commercial operations in Russia indefinitely. Please consider revising your disclosure to discuss any material impact:
             Resulting from sanctions, limitations on obtaining relevant government approvals, currency exchange limitations, or export or capital controls, including the impact of any risks that may impede your ability to sell assets located in Russia, including due to sanctions affecting potential purchasers;
             Resulting from the reaction of your investors, employees, customers, and/or other stakeholders to any action or inaction arising from or relating to the invasion, including the payment of taxes of the Russian Federation; and
             That may result if Russia or another government nationalizes your asserts or operations in Russia
         If the impact is not material, please explain why.
6. Please describe the extent and the nature of the role of the board of directors in overseeing risks related to Russia's invasion of Ukraine. This could include, but is not limited to, risks related to cybersecurity, sanctions, employees based in affected regions, and supply chain/suppliers/service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions. Cautionary Note, page 43
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7. Considering this is an initial public offering, the safe harbor you cite appears to be inapplicable. Please revise accordingly.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 59

8. We note your risk factor on page 28 related to changes in foreign currency exchange rates and its impact on your results of operations. Please revise your disclosures to quantify, where material, the impact that foreign currency translations had on each statement of income line item.
9. You state on page 58 that material, transportation, labor and other cost inflation has impacted and could continue to impact your business, financial condition or results of operations. Please revise your result of operations to describe in sufficient detail the quantitative impact inflation has had on your results of operations. Liquidity and Capital Resources, page 63

10. Please revise your disclosure on page 64 to provide a more robust discussion of changes in operating cash flows between periods. Your revised discussion should not only quantify the impact of the line item(s) which contributed most to the changes but should also provide sufficiently detailed explanations of the reasons for the fluctuations. In addition, clarify how the decrease in net cash provided by operating activities in 2021 was partially offset by lower accounts payable and accrued expenses. Based on your balance sheets and statements of cash flows, it appears that both accounts payable and accrued expenses actually increased in 2021.
Business, page 67

11. Please provide support for your statement that your warranty is "market leading."
12. In your "Sales by Channel" charts here and in your Prospectus Summary, please break out the individual percentage of sales that make up OEM Aftermarket, Independent
         Distributors, and Retail.
Financial Statements
Combined Statements of Net Income, page F-4

13. We note that you present a line item titled "Equity, royalty and interest income from investees" within operating income. Please tell us how your presentation complies with
         Rule 5-03(b)(12) of Regulation S-X.
Notes to Combined Financial Statements
Note 2. Basis of Presentation, page F-9

14. We note that your financial statements have been prepared on a carve-out basis and reflect
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         the allocation of direct and indirect expenses. Please address the following comments:

                Pursuant to Question 1 of SAB Topic 1.B.1, confirm that your historical financial statements reflect all expenses that the parent incurred on your behalf.

                Since agreements with related parties are, by definition, not
at arm   s length and may
              be changed at any time, please disclose, when practicable,
management   s estimate of
              what your expenses would have been on a stand-alone basis, that is, the cost that would have been incurred if you had operated as an unaffiliated entity. Provide this disclosure for each year for which an income statement was required when such basis produced materially different results. See Question 2 of SAB Topic 1.B.1.
Note 4: Revenue from Contracts with Customers, page F-16

15. We note your disclosures of net sales and long-lived assets on a geographic basis on pages
         F-16 and F-28, respectively. Pursuant to ASC 280-10-50-41, please revise your disclosures to also disclose the amounts attributed to the United States, your country of domicile, and to any individual foreign country with material amounts.
16. We note that you present a graphic with the percentage of net sales by product category on page 1. Please disclose within your financial statement footnotes your revenues by product category pursuant to ASC 280-10-50-40 or tell us why you believe such information is not required.
Note 15: Relationship with Parent and Related Entities, page F-26

17. We note your disclosure of related party sales and receivables on page F-27 and have the following comments:

                Pursuant to Rule 4-08(k)(1) of Regulation S-X, please disclose the amounts of related party transactions on the face of your balance sheet, statements of income, and statement of cash flows.

                Tell us if Cummins Inc. has historically or will going forward resell your products to third parties or if Cummins only incorporates your products into its own. If Cummins will resell your products and directly compete with you, please disclose as such in your filing.
Exhibits

18. To the extent material, please file any agreements related to your joint venture partnerships with Fleetguard Filters Private Ltd., Filtrum Fibretechnologies Pvt. Ltd. and
         Shanghai Fleetguard Filter Co., Ltd. as exhibits to the registration statement. Refer to
         Item 601(b)(10) of Regulation S-K.
General
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May 18, 2022
Page 5
19. Please revise to discuss whether recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected. Identify actions planned or taken, if any, to mitigate inflationary pressures.
       You may contact Jeff Gordon at 202-551-3866 or Andrew Blume at 202-551-3254 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                             Sincerely,
FirstName LastNameToni Y. Hickey
                                                             Division of
Corporation Finance
Comapany NameFILT Red, Inc.
                                                             Office of
Manufacturing
May 18, 2022 Page 5
cc:       Mark L. Mandel
FirstName LastName